United Community Banks, Inc.

Investor Presentation

First Quarter 2010



Jimmy C. Tallent
President & CEO

Strong Bank. Strong Service. Strong Future.

Rex S. Schuette
EVP & CFO
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
EVP & CRO

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s Annual Report filed on Form 10-K with the Securities and Exchange Commission.



This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation. We have not reconciled tangible common equity to tangible assets and core earnings to the extent such numbers are presented on a forward-looking basis based on management's internal stress test or SCAP methodology. Estimates that would be required for such reconciliations cannot reliably be produced without unreasonable effort.

Highlights First Quarter

- Credit
- Sale of $100 Million NPAs
- Sale of Consulting Services Business
- Core Earnings
- Capital



LOAN PORTFOLIO & CREDIT QUALITY

Proactively Addressing Credit Environment



- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*
  - *Ongoing stress testing… commenced in 2007*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

Loan Portfolio *(total $5.0 billion)*

Geographic Diversity


Eastern Tennessee
5%
Gainesville MSA
8%
Coastal Georgia
8%
Western North Carolina
15%
Atlanta MSA
28%
North Georgia
36%
0%
5%
10%
15%
20%
25%
30%
35%
40%


$1B
Residential
Construction
19%
.1B
Installment
3%
$1.4B
Residential
Mortgage
28%
$2.5B
Commercial
50%



Geographic Diversity



Eastern Tennessee 6%

Gainesville MSA 9%

Coastal Georgia 9%

Western North Carolina 9%

North Georgia 30%

Atlanta MSA 37%

0% | 10% | 20% | 30% | 40%



$.4B Comm Const 15%

$.4B C & I 15%

$1.0B Owner Occupied 38%

$.8B Income Producing 32%

Average Loan Size

CRE:	$444k
C&I:	$71k
Comm. Constr.	$684k



Commercial Real Estate *(by loan type)*

United Community Banks.

(in millions)

Loan Type	Mar 31, 2010 Amount	% of Total
Office Buildings	$ 399	22%
Small Businesses	388	22
Single-Unit Retail/Strip Centers	221	12
Small Warehouses/Storage	173	10
Churches	122	7
Hotels/Motels	118	7
Convenience Stores	83	5
Franchise / Restaurants	77	4
Multi-Residential Properties	65	4
Farmland	46	3
Multi-Unit Retail	40	2
Miscellaneous	33	2
Total Commercial Real Estate	$ 1,765	

Portfolio Characteristics

- 54% owner-occupied
- Typical owner-occupied: small business, doctors, dentists, attorneys, CPAs
- $12 million project limit
- 60% LTV (1)
- $444k average loan size

(1) Loan balance as of Mar 31, 2010 / most recent appraisal



Commercial Construction *(by loan type)*

United Community Banks.

(in millions)

Loan Type	Mar 31, 2010 Amount	Mar 31, 2010 % of Total
Land Development – Vacant (Improved)	$ 114	32%
Raw Land – Vacant (Unimproved)	99	28
Commercial Land Development	50	14
Office Buildings	31	9
Retail Buildings	13	3
Churches	3	1
Miscellaneous	47	13
Total Commercial Construction	$ 357	

Portfolio Characteristics

- $684k Average loan size
- Average LTVs (1)
  - Land Dev-Improved: 45%
  - Raw Land-Unimpr: 47%
  - Comm Land Dev: 59%
  - Total: 53%

(1) Loan balance as of Mar 31, 2010 / most recent appraisal


Geographic Diversity



Eastern Tennessee
6%

Gainesville MSA
7%

Coastal Georgia
8%

Atlanta MSA
14%

Western North Carolina
26%

North Georgia
39%

0%   5%   11%   16%   22%   27%   33%   38%   44%



$.4 B
Home Equity
27%

Avg loan size: $47k

$1.0B
Mortgage
73%

Avg loan size: $77k

Origination Characteristics
- No broker loans
- No sub-prime / Alt-A
- 85% of HE > 680 FICO
- Policy Max LTV: 80-85%



Geographic Diversity

$ in millions



- **Eastern Tennessee** 2% $24
- **Gainesville MSA** 4% $42
- **Coastal Georgia** 6% $55
- **Western North Carolina** 16% $151
- **Atlanta MSA** 24% $228
- **North Georgia** 48% $460

0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55%



Pie chart:
- $.3B Developing 32%
- $.1B Raw 12% — Land
- $.3B Lot 32%
- $.2B Spec 17%
- $.1B Sold 7% — Construction

Average Loan Size

Spec:	$243k	Develop.:	$773k
Sold:	$159k	Raw:	$316k
		Lot:	$134k

Atlanta MSA *(residential construction)*

(in millions)

	1Q10	4Q09	1Q09	Variance 4Q09	Variance 1Q09
Acquisition & Development					
Developing Land	$ 66	$ 76	$ 148	$ (10)	$ (82)
Raw Land	43	43	52	-	(9)
Lot Loans	47	52	98	(5)	(51)
Total	**156**	**171**	**298**	**(15)**	**(142)**
Construction Loans					
Spec	58	68	164	(10)	(106)
Sold	14	16	33	(2)	(19)
Total	**72**	**84**	**197**	**(12)**	**(125)**
Total Res Construction	**$ 228**	**$ 255**	**$ 495**	**$ (27)**	**$ (267)**

North Georgia MSA *(residential construction)*

United Community Banks.

(in millions)

	1Q10	4Q09	1Q09	Variance 4Q09	Variance 1Q09
Acquisition & Development					
Developing Land	$ 43	$ 45	$ 59	$ (2)	$ (16)
Raw Land	148	172	184	(24)	(36)
Lot Loans	189	197	211	(8)	(22)
Total	**380**	**414**	**454**	**(34)**	**(74)**
Construction Loans					
Spec	54	61	85	(7)	(31)
Sold	26	27	37	(1)	(11)
Total	**80**	**88**	**122**	**(8)**	**(42)**
Total Res Construction	**$ 460**	**$ 502**	**$ 576**	**$ (42)**	**$ (116)**

Credit Quality

(in millions)

	1Q10	4Q 09	3Q 09	2Q 09	1Q 09
Net Charge-offs	$ 56.7	$ 84.6	$ 90.5	$ 58.3	$ 43.3
as % of Average Loans	4.51%	6.37%	6.57%	4.18%	3.09%
Allowance for LL	$ 173.9	$ 155.6	$ 150.2	$ 145.7	$ 144.0
as % of Total Loans	3.48%	3.02%	2.80%	2.64%	2.56%
as % of NPLs	62	59	49	51	56
as % of NPLs – Adjusted [1]	142	190	149	82	117
as % of NPLs – Adjusted Proforma[2]	233				
Past Due Loans (30 – 89 Days)	2.17%	1.44%	2.02%	1.61%	1.67%
Non-Performing Loans	$ 280.8	$ 264.1	$ 304.4	$ 287.8	$ 259.1
OREO	136.3	120.8	110.6	104.8	75.4
Total NPAs	$ 417.1	$ 384.9	$ 415.0	$ 392.6	$ 334.5
as % of Total Assets	5.32%	4.81%	4.91%	4.63%	4.09%
as % of Loans & OREO	8.13	7.30	7.58	6.99	5.86

(1)   Excluding loans with no allocated reserve
(2)   Excluding loans with no allocated reserve and loans sold to Fletcher

Net Charge-offs by Loan Category



(in thousands)

	1Q10		% of Average Loans			
	NCOs	% of Avg Loans	4Q10	3Q09	2Q09	LTM[1]
Commercial (sec. by RE)	$ 1,964	.45 %	.86 %	2.33 %	1.34 %	1.25 %
Commercial Construction	2,206	2.48	5.03	4.55	.80	3.22
Commercial & Industrial	4,110	4.31	.15	1.76	3.16	2.35
Total Commercial	**$ 8,280**	1.33	1.36	2.57	1.54	1.70
Residential Construction	43,100	17.32	23.87	21.31	12.90	18.85
Residential Mortgage	4,551	1.31	1.93	1.36	.95	1.39
Consumer/ Installment	737	2.12	3.83	3.13	1.80	2.72
Total Net Charge-offs	**$ 56,668**	**4.51**	**6.37**	**6.57**	**4.18**	**5.41**

(1) Based on simple average of the four quarters



Net Charge-offs by Market

United Community Banks.

(in thousands)

	1Q10		% of Average Loans			
	NCOs	% of Avg Loans	4Q09	3Q09	2Q09	LTM[1]
MARKETS						
Atlanta MSA	$ 15,545	4.32 %	12.07 %	12.61 %	8.96 %	9.49 %
Gainesville MSA	1,675	1.92	2.49	1.60	4.38	2.60
North Georgia	29,747	6.51	3.57	4.74	2.52	4.34
Western North Carolina	3,695	1.96	5.11	1.98	.51	2.39
Coastal Georgia	5,649	5.74	7.72	8.78	.85	5.77
East Tennessee	357	.55	3.67	1.30	3.21	2.18
Total	**$ 56,668**	**4.51**	**6.37**	**6.57**	**4.18**	**5.41**

Note: Dollars in thousands
(1) Based on simple average of the four quarters

NPAs by Loan Category and Market



(in thousands)

LOAN CATEGORY	1Q10 NPLs	1Q10 OREO	1Q10 Total NPAs
Commercial (sec. by RE)	$ 45,918	$ 21,597	$ 67,515
Commercial Construction	23,556	14,285	37,841
Commercial & Industrial	3,610	-	3,610
Total Commercial	**73,084**	**35,882**	**108,966**
Residential Construction	147,326	74,220	221,546
Residential Mortgage	57,920	26,173	84,093
Consumer/ Installment	2,472	-	2,472
Total	**$ 280,802**	**$ 136,275**	**$ 417,077**

MARKETS	1Q10 NPLs	1Q10 OREO	1Q10 Total NPAs
Atlanta MSA	$ 81,914	$ 36,951	$ 118,865
Gainesville MSA	17,058	3,192	20,250
North Georgia	109,280	63,128	172,408
Western N. Carolina	31,353	8,588	39,941
Coastal Georgia	33,438	21,871	55,309
East Tennessee	7,759	2,545	10,304
Total	**$ 280,802**	**$ 136,275**	**$ 417,077**



U Imputed Stress Test – Estimated Credit Losses Through December 2010

Loan Type	Balance as of 12/31/08 $MM	%	Management – Base %	$MM	Management – "SCAP" (1) %	$MM	SCAP – Selected Banks (2) %	$MM	SCAP – More Adverse (3) %	$MM
Commercial & Industrial	$353.7	6.2	4.6	$16.3	5.3	$18.6	6.9	$24.5	6.5	$23.0
CRE										
Nonfarm, Non–residential	1,508.1	26.4	4.0	60.3	6.0	90.5			8.0	120.6
Construction	1,978.3	34.7	13.0	257.2	15.0	296.8			16.5	326.4
Multifamily	66.3	1.2	4.0	2.7	6.0	4.0			10.5	7.0
Total CRE	3,552.7	62.3	9.0	320.2	11.0	391.2	12.7	451.2	12.8	454.0
First Lien Mortgages	1,077.7	18.9	3.0	32.3	4.6	49.6	6.8	73.1	7.8	83.5
Second/Junior Lien Mortgages										
Closed–end Junior Liens	55.9	1.0	6.0	3.4	8.8	4.9			23.5	13.1
HELOCs	392.8	6.9	6.0	23.6	8.8	34.6			9.5	37.3
Total Second/Junior Lien Mortgages	448.7	7.9	6.0	26.9	8.8	39.5	10.8	48.4	11.2	50.5
Credit Cards	0.0	0.0	0.0	0.0	0.0	0.0	19.3	0.0	19.0	0.0
Other Consumer	162.6	2.9	7.0	11.4	10.0	16.3	0.0	0.0	10.0	16.3
Other Loans	109.4	1.9	3.0	3.3	4.0	4.4	0.0	0.0	7.0	7.7
Total	**$5,704.9**	**100.0**		**$410.4**		**$519.5**		**$597.1**		**$634.9**
Losses as a % of 12/31/08 Gross Loans				*7.2%*		*9.1%*		*10.5%*		*11.1%*

	Management – Base	Management – "SCAP" (1)	SCAP – Selected Banks (2)	SCAP – More Adverse (3)
Estimated Credit Losses as of December 31, 2008	$410.4	$519.5	$597.1	$634.9
Less: 2009 Net Charge–Offs	(276.7)	(276.7)	(276.7)	(276.7)
Less: 1/1/10 – 03/31/10 Net Charge–Offs	(56.7)	(56.7)	(56.7)	(56.7)
Estimated Potential Remaining Credit Losses (4/1/10 – 12/31/10)	$77.0	$186.1	$263.8	$301.5

(1) Represents the SCAP – Selected Banks Scenario modified to reflect the characteristics of United Community Banks existing loan portfolio.

(2) Based on average projected losses per loan category (More Adverse Scenario) for BB&T Corporation, Fifth Third Bancorp, Regions Financial Corporation and SunTrust Banks, Inc. as per the Board of Governors of the Federal Reserve System (2009) "The Supervisory Capital Assessment Program: Overview of Results"

(3) Represents the mid-point of the indicative loss rates by loan category as per the Board of Governors of the Federal Reserve System (2009) "The Supervisory Capital Assessment Program: Overview of Results"



Credit Quality – SCAP Analysis

United Community Banks.

Imputed Stress Test – Projected Capital Ratios

Assumptions:	
Targeted LLR / Loans (12/31/10) [1]	2.00%
Core Earnings in 2010 [2]	$92,724
Effective Tax Rate	40%
Aggregate TARP Preferred Dividend [3]	$10,303

		Stress Test Analysis: Projected as of December 31, 2010 (4)			
		Management - Base	Management - SCAP	SCAP - Selected Banks	SCAP - More Adverse
Estimated Remainder 2010 (Q2-Q4) Credit Losses		**$ 76,966**	**$ 186,099**	**$ 263,758**	**$ 301,537**
Consolidated					
Tangible Equity / Tangible Assets		10.1 %	9.3 %	8.7 %	8.4 %
Tangible Common Equity / Tangible Assets		7.8	6.9	6.3	6.0
Tangible Common Equity / Risk-Weighted Assets	**Well- Capitalized**	10.9	9.7	8.8	8.4
Tier 1 Leverage Ratio	5.0 %	9.3	7.9	7.0	6.5
Tier 1 Risk-Based Capital Ratio	6.0	13.6	11.5	10.0	9.3
Total Risk-Based Capital Ratio [5]	10.0	16.0	13.9	12.4	11.7

Note: Dollars in thousands
(1) Targeted LLR / Loans as of December 31, 2010 based on gross loans (HFI) as of December 31, 2009 reduced by the estimated credit losses under the SCAP Analysis
(2) Assumes quarterly projections for Q2'10 - Q4'10; includes Q1'10 actuals
(3) Q1'10 - Q4'10
(4) Analysis includes an estimated $90.0 million in balance sheet reduction each quarter through 2010 as a result of certain balance sheet strategies including selected loan sales, decreasing exposure to certain loan categories and decreasing wholesale borrowings
(5) Includes estimated phase-out of subordinated debt for regulatory capital (Tier 2) purposes





FINANCIAL RESULTS

UNITED



Core Earnings Summary – First Quarter 2010

United Community Banks.

(In Thousands)		Variance	
	1Q10	4Q09	1Q09
Net Interest Revenue	**$ 61,279**	**$ (2,650)**	**$ 3,867**
Fee Revenue	11,605	(143)	85
Gross Revenue	**72,884**	**(2,793)**	**3,952**
Operating Expense (Excl OREO)	44,007	(1,728)	(3,462)
Core Earnings (Pre-Tax, Pre-Credit)	**$ 28,877**	**$ (1,065)**	**$ 7,414**

Net Interest Margin	**3.49 %**	**.09 %**	**.41**

(Excludes Consulting Services business - sold March 31, 2010)

Net Interest Margin



NIM Characteristics

- Margin improvement
  - 9 bps vs. 4Q09
  - 41 bps vs. 1Q09

- Improved CD pricing

- Maintained loan pricing

- 1Q Excess liquidity – lowered Margin by 18 bps

(1) Excluding impact of nonaccrual loans, OREO and interest reversals

Margin – Credit Costs



.70%
.60%
.50%
.40%
.30%
.20%
.10%
.00%
.43%
.45%
.52%
.58%
.64%
.66%
.20%
.16%
.19%
.16%
.20%
.20%
.16%
.22%
.23%
.27%
.27%
.26%
.07%
.07%
.10%
.15%
.17%
.20%
4Q08
1Q 09
2Q 09
3Q09
4Q09
1Q10
Interest Reversals
Carry Cost of NPAs
Lost Interest on C/Os

Credit Costs Impacting Margin

- Historically 8 to 12 bps
- Credit cycle – significant drag on margin and earnings
- Lost interest (avg. yield) on loans charged off – Replace with new loans after credit cycle
- Carry costs high with level of NPAs
- Cost 1Q10 vs. Historical – 54 bps (potential annual earnings impact of $38 million by lowering to historical levels)

Deposit Mix

($ in millions)

	1Q10	4Q09	1Q09
Demand NOW	$ 1,489	$ 1,465	$ 1,485
MMDA & Savings	908	879	665
Core Transaction	**2,397**	**2,344**	**2,150**

9% Annualized Growth excluding SCB acquisition

Time < $100,000	1,636	1,740	1,904
Public Deposits	611	597	485
Total Core	**4,644**	**4,681**	**4,539**
Time >$100,000	1,059	1,138	1,275
Public Deposits	73	49	75
Total Customer	**5,776**	**5,868**	**5,889**
Brokered Deposits	711	759	727
Total Deposits	**$ 6,487**	**$ 6,627**	**$ 6,616**



As of March 31, 2010

Core Transaction Deposits



Geographic Diversity



$ in millions

Eastern Tennessee
- 1Q 09: $110
- 1Q 10: $120

Coastal Georgia
- 1Q 09: $131
- 1Q 10: $140

Gainesville MSA
- 1Q 09: $126
- 1Q 10: $150

Western North Carolina
- 1Q 09: $410
- 1Q 10: $445

North Georgia
- 1Q 09: $606
- 1Q 10: $650

Atlanta MSA
- 1Q 09: $767
- 1Q 10: $892

Axis: $0 $100 $200 $300 $400 $500 $600 $700 $800 $900

Core Transactions / Total Deposits (%)

	1Q10	1Q09
Atlanta MSA	45.7 %	40.4 %
North Georgia	25.9	23.3
Western NC	44.1	39.4
Gainesville MSA	45.7	38.4
Coastal GA	34.7	33.9
Eastern TN	37.9	27.0
Total	**36.8 %**	**32.3 %**



Net Operating Loss – First Quarter 2010

United Community Banks.

(In Thousands)

	1Q10	4Q09	1Q09
Core Earnings	**$ 28,877**	**$ 29,942**	**$ 21,463**
Provision for Loan Loss	(75,000)	(90,000)	(65,000)
Foreclosed Property Costs:			
Write-downs	(8,097)	(9,576)	(1,830)
Maintenance, Taxes, Etc.	(2,716)	(4,815)	(2,489)
Sale of Low Income Tax Credits	-	684	-
Securities Gains, Net	61	2,015	303
Income Taxes - Benefit	22,417	31,687	15,421
Net Operating Loss[(1)]	**$ (34,458)**	**$ (40,063)**	**$ (32,132)**

Net Operating Loss per Share[(1)]	**(.39)**	**(.45)**	**(.72)**

(1) From continuing operations



Net Loss – First Quarter 2010

United Community Banks.

(In Thousands)

	1Q10	4Q09	1Q09
Net Operating Loss[(1)]	**$ (34,458)**	**$ (40,063)**	**$ (32,132)**
Discontinued Operations, Net	(101)	228	156
Gain from Sale of Sub, Net	1,266		
Goodwill Impairment Charge	-	-	(70,000)
Severance ($2,898, pre-tax)	-	-	(1,797)
Net Loss	**(33,293)**	**(39,835)**	**(103,773)**
Preferred Stock Div (TARP)	(2,572)	(2,567)	(2,554)
Net Loss per Share	**(.38)**	**(.45)**	**(2.20)**
Book Value	**$ 7.95**	**$ 8.36**	**$ 14.70**
Tangible Book Value	**5.62**	**6.02**	**9.65**

(1) From continuing operations

Capital Ratios *(as percentages)*



	Well-Capitalized	Guideline	MAR '10	DEC '09	MAR '09
Tier 1 RBC	6%	> 7%	11.7%	12.4%	10.9%
Total RBC	10%	> 11%	14.4	15.1	13.6
Leverage	5%	>6%	8.1	8.5	7.9
Tangible Equity to Assets		>6%	9.4	9.5	8.2
Tangible Common to Assets		>5%	7.1	7.4	6.1



APPENDIX

UNITED





United at a Glance

TENNESSEE
NASHVILLE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
FLORIDA
JACKSONVILLE

Assets	$7.8 Billion
Deposits	$6.5 Billion

Banks	27
Offices	107

Experienced Proven Leadership



		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	37
Guy Freeman	Chief Operating Officer	1994	50
Rex Schuette	Chief Financial Officer	2001	33
David Shearrow	Chief Risk Officer	2007	29
Glenn White	President, Atlanta Region	2007	36
Craig Metz	Marketing	2002	18
Bill Gilbert	Retail Banking	2000	34

Business and operating model

United Community Banks.

“Community bank service, large bank resources”

- **Twenty-seven “community banks”**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $7.8 billion bank*

- **Service is point of differentiation**
  - *Golden rule of banking*
    - ✓ “The Bank That **SERVICE** Built”
  - *Ongoing customer surveys*
    - ✓ 90+% satisfaction rate *(Record 95% in March 2010)*

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

Robust Demographics *(fast growing markets)*



Markets[1]	Population (in thousands)	Population Growth (%)	
		Actual 2000 - 2009	Projected 2009 - 2014
North Georgia	396	24	10
Atlanta MSA	5,544	31	13
Gainesville MSA	187	34	15
Coastal Georgia	370	10	5
Western North Carolina	425	11	5
East Tennessee	850	13	6
Total Markets			
Georgia	9,933	21	9
North Carolina	9,370	16	8
Tennessee	6,297	11	5
United States	309,732	10	5

[1] Population data is for 2009 and includes those markets where United takes deposits.
 Source: SNL



Market Share Opportunities

(excellent growth prospects)

Markets	Market Deposits *(in billions)* (1)	United Deposits	Banks	Offices	Deposit Share(1)	Rank(1)
North Georgia	$ 8.5	$ 2.5	11	23	31 %	1
Atlanta MSA	55.2	2.0	10	39	4	7
Gainesville MSA	2.6	.3	1	6	13	4
Coastal Georgia	7.5	.4	2	9	5	8
Western North Carolina	7.3	1.0	1	20	14	3
East Tennessee	14.4	.3	2	10	3	7
Total Markets	**$ 95.5**	**$ 6.5**	**27**	**107**		

[1] ***FDIC deposit market share and rank as of 6/09 for markets where United takes deposits.***
Source: SNL and FDIC



Rank	Ticker	Company[1]	State	Total Assets ($ B)	2009 - 2014 Population Growth [2]
1	WAL	Western Alliance Bancorporation	NV	$ 5.8	11.25 %
2	WTNY	Whitney Holding Corporation	LA	11.9	9.75
3	**UCBI**	**United Community Banks, Inc.**	**GA**	**7.8**	**9.65**
4	CFR	Cullen/Frost Bankers, Inc.	TX	16.3	9.20
5	PNFP	Pinnacle Financial Partners, Inc.	TN	5.1	8.80
6	IBOC	International Bancshares Corporation	TX	11.8	8.05
7	PRSP	Prosperity Bancshares, Inc.	TX	8.9	7.70
8	FCNCA	First Citizens BancShares, Inc.	NC	18.5	7.20
9	TSFG	South Financial Group, Inc.	SC	11.9	7.10
10	GBCI	Glacier Bancorp, Inc.	MT	6.2	6.60
11	CVBF	CVB Financial Corp.	CA	6.7	6.50
12	TCBI	Texas Capital Bancshares, Inc.	TX	5.7	6.35
13	CBC	Capitol Bancorp Ltd.	MI	5.1	6.25
14	SNV	Synovus Financial Corp.	GA	32.8	5.85
15	BOKF	BOK Financial Corporation	OK	23.5	5.80

Note: Financial information as of December 31, 2009
(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of December 31, 2009
(2) Population growth weighted by county (cumulative)
Data Source: SNL Financial

Small Business Market Growth

Number of Businesses with 1 – 49 Employees

Markets[1]	*2000*	*2006*	Small Business Growth (%)	Population Growth 2000 - 2009 (%)
North Georgia	6,453	7,693	19	24
Atlanta MSA	**70,893**	**126,200**	**78**	**31**
Gainesville MSA	3,158	3,824	21	34
Coastal Georgia	9,441	10,210	8	10
Western North Carolina	10,274	11,544	12	11
East Tennessee	16,273	17,839	10	13

The Atlanta MSA is seeing small business growth at nearly double its already significantly increasing population growth.

[1] ***Population data is for 2009, SNL;***
Business demographics, U.S. Census Statistics of U.S. Businesses, 2008 & 2006; County Business Patterns 2000-2006

Business Mix Loans *(at quarter-end)*



(in millions)	1Q10	4Q09	3Q09	2Q09	1Q09	Year Over Year
LOANS BY CATEGORY						
Commercial (sec. by R/E)	$ 1,765	$ 1,779	$ 1,787	$ 1,797	$ 1,779	(14)
Commercial Construction	357	363	380	379	377	(20)
Commercial & Industrial	381	390	403	399	387	(6)
Total Commercial	**2,503**	**2,532**	**2,570**	**2,575**	**2,543**	**(40)**
Residential Construction	960	1,050	1,185	1,315	1,430	(470)
Residential Mortgage	1,390	1,427	1,461	1,470	1,504	(114)
Consumer / Installment	139	142	147	153	156	(17)
TOTAL LOANS	**$ 4,992**	**$ 5,151**	**$ 5,363**	**$ 5,513**	**$ 5,633**	**(601)**

Business Mix Loans *(at year-end)*



(in millions)	2009	2008	2007	2006	2005
LOANS BY CATEGORY					
Commercial (sec. by R/E)	$ 1,779	$ 1,627	$ 1,476	$ 1,230	$ 1,055
Commercial Construction	363	500	527	469	359
Commercial & Industrial	390	410	418	296	237
Total Commercial	**2,532**	**2,537**	**2,421**	**1,995**	**1,651**
Residential Construction	1,050	1,479	1,829	1,864	1,380
Residential Mortgage	1,427	1,526	1,502	1,338	1,206
Consumer / Installment	142	163	177	180	161
TOTAL LOANS	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**	**$ 4,398**



Residential Construction – Total Company

(in millions)	1Q10	4Q09	3Q09	2Q09	1Q09
Land Loans					
Developing Land	$ 290	$ 332	$ 380	$ 413	$ 445
Raw Land	124	127	159	159	155
Lot Loans	321	336	336	369	390
Total	**735**	**795**	**875**	**941**	**990**
Construction Loans					
Spec	153	178	218	268	317
Sold	72	77	92	106	123
Total	**$ 225**	**$ 255**	**$ 310**	**$ 374**	**$ 440**
Total Res Construction	**$ 960**	**$ 1,050**	**$ 1,185**	**$ 1,315**	**$ 1,430**

By Region					
Atlanta	$ 228	255	328	424	495
Gainesville MSA	42	51	56	61	67
North Georgia	460	503	534	557	575
North Carolina	151	156	161	160	167
Coastal Georgia	55	60	77	80	87
Tennessee	24	25	29	33	39
	$ 960	$ 1,050	$ 1,185	$ 1,315	$ 1,430



Residential Construction – Atlanta MSA

United Community Banks.

(in millions)	1Q10	4Q09	3Q09	2Q09	1Q09
Land Loans					
Developing Land	$ 66	$ 76	$ 100	$ 124	$ 148
Raw Land	43	43	61	63	52
Lot Loans	47	52	54	81	98
Total	**156**	**171**	**215**	**268**	**298**
Construction Loans					
Spec	58	68	91	127	164
Sold	14	16	22	29	33
Total	**$ 72**	**$ 84**	**$ 113**	**$ 156**	**$ 197**
Total Res Construction	**$ 228**	**$ 255**	**$ 328**	**$ 424**	**$ 495**

Residential Construction – North Georgia



(in millions)	1Q10		4Q09		3Q09		2Q09		1Q09	
Land Loans										
Developing Land	$	43	$	45	$	56	$	54	$	59
Raw Land		148		172		179		180		184
Lot Loans		189		197		198		204		211
Total		**380**		**414**		**433**		**438**		**454**
Construction Loans										
Spec		54		61		71		81		85
Sold		26		27		30		36		37
Total	$	**80**	$	**88**	$	**101**	$	**117**	$	**122**
Total Res Construction	$	**460**	$	**502**	$	**534**	$	**555**	$	**576**



Loans – Markets Served *(at quarter-end)*

(in millions)	1Q10	4Q09	3Q09	2Q09	1Q09
LOANS BY MARKET					
Atlanta MSA	$ 1,404	$ 1,435	$ 1,526	$ 1,605	$ 1,660
Gainesville MSA	372	390	402	413	422
North Georgia	1,814	1,884	1,942	1,978	2,014
Western North Carolina	756	772	786	794	808
Coastal Georgia	388	405	440	455	460
East Tennessee	258	265	267	268	269
Total	**$ 4,992**	**$ 5,151**	**$ 5,363**	**$ 5,513**	**$ 5,633**



Loans – Markets Served *(at year-end)*

(in millions)	2009	2008	2007	2006	2005
LOANS BY MARKET					
Atlanta MSA	$ 1,435	$ 1,706	$ 2,002	$ 1,651	$ 1,207
Gainesville MSA	390	420	400	354	249
North Georgia	1,884	2,040	2,060	2,034	1,790
Western North Carolina	772	810	806	773	668
Coastal Georgia	405	464	415	358	306
East Tennessee	265	265	246	207	178
Total	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**	**$ 4,398**



Lending – Credit Summary *(as of March 31, 2010)*

United Community Banks.

(in millions)



Legal lending limit	$199
House lending limit	20
Top 25 relationships	387
▪ 7.8% of total loans	
Regional credit review	
▪ Standard Underwriting	









NPAs by Loan Category, Market, and Activity

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [(1)]

(in thousands)	First Quarter 2010			Fourth Quarter 2009			Third Quarter 2009		
	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 45,918	$ 21,597	$ 67,515	$ 37,040	$ 15,842	$ 52,882	$ 38,379	$ 12,566	$ 50,945
Commercial construction	23,556	14,285	37,841	19,976	9,761	29,737	38,505	5,543	44,048
Commercial & industrial	3,610	-	3,610	3,946	-	3,946	3,794	-	3,794
Total commercial	73,084	35,882	108,966	60,962	25,603	86,565	80,678	18,109	98,787
Residential construction	147,326	74,220	221,546	142,332	76,519	218,851	171,027	79,045	250,072
Residential mortgage	57,920	26,173	84,093	58,767	18,648	77,415	50,626	13,456	64,082
Consumer / installment	2,472	-	2,472	2,031	-	2,031	2,050	-	2,050
Total NPAs	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862	$ 304,381	$ 110,610	$ 414,991
NPAs BY MARKET									
Atlanta MSA	$ 81,914	$ 36,951	$ 118,865	$ 106,536	$ 41,125	$ 147,661	$ 120,599	$ 54,670	$ 175,269
Gainesville MSA	17,058	3,192	20,250	5,074	2,614	7,688	12,916	8,429	21,345
North Georgia	109,280	63,128	172,408	87,598	53,072	140,670	96,373	36,718	133,091
Western North Carolina	31,353	8,588	39,941	29,610	5,096	34,706	25,775	5,918	31,693
Coastal Georgia	33,438	21,871	55,309	26,871	17,150	44,021	38,414	3,045	41,459
East Tennessee	7,759	2,545	10,304	8,403	1,713	10,116	10,304	1,830	12,134
Total NPAs	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862	$ 304,381	$ 110,610	$ 414,991
NPA ACTIVITY									
Beginning Balance	$ 264,092	$ 120,770	$ 384,862	$ 304,381	$ 110,610	$ 414,991	$ 287,848	$ 104,754	$ 392,602
Loans placed on non-accrual	139,030	-	139,030	174,898	-	174,898	190,164	-	190,164
Payments received	(5,733)	-	(5,733)	(26,935)	-	(26,935)	(16,597)	-	(16,597)
Loan charge-offs	(58,897)	-	(58,897)	(88,427)	-	(88,427)	(92,359)	-	(92,359)
Foreclosures	(49,233)	49,233	-	(79,983)	79,983	-	(56,624)	56,624	-
Capitalized costs	-	320	320	-	981	981	-	579	579
Note / property sales	(8,457)	(25,951)	(34,408)	(19,842)	(61,228)	(81,070)	(8,051)	(47,240)	(55,291)
Write downs	-	(4,579)	(4,579)	-	(2,209)	(2,209)	-	(1,906)	(1,906)
Net gains (losses) on sales	-	(3,518)	(3,518)	-	(7,367)	(7,367)	-	(2,201)	(2,201)
Ending Balance	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862	$ 304,381	$ 110,610	$ 414,991



Net Charge-offs by Category and Market

United Community Banks.

(in thousands)	First Quarter 2010 Net Charge-Offs	First Quarter 2010 Net Charge-Offs to Average Loans (2)	Fourth Quarter 2009 Net Charge-Offs	Fourth Quarter 2009 Net Charge-Offs to Average Loans (2)	Third Quarter 2009 Net Charge-Offs	Third Quarter 2009 Net Charge-Offs to Average Loans (2)
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 1,964	.45 %	$ 3,896	.86 %	$ 10,568	2.33 %
Commercial construction	2,206	2.48	4,717	5.03	4,369	4.55
Commercial & industrial	4,110	4.31	153	.15	1,792	1.76
Total commercial	8,280	1.33	8,766	1.36	16,729	2.57
Residential construction	43,100	17.32	67,393	23.87	67,520	21.31
Residential mortgage	4,551	1.31	7,026	1.93	5,051	1.36
Consumer / installment	737	2.12	1,400	3.83	1,191	3.13
Total	$ 56,668	4.51	$ 84,585	6.37	$ 90,491	6.57
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 15,545	4.32 %	$ 43,595	12.07 %	$ 50,129	12.61 %
Gainesville MSA	1,675	1.92	2,273	2.49	1,473	1.60
North Georgia	29,747	6.51	18,057	3.57	24,017	4.74
Western North Carolina	3,695	1.96	10,091	5.11	3,949	1.98
Coastal Georgia	5,649	5.74	8,109	7.72	10,051	8.78
East Tennessee	357	.55	2,460	3.67	872	1.30
Total	$ 56,668	4.51	$ 84,585	6.37	$ 90,491	6.57

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

(2) Annualized.

Liquidity – Loans / Deposits



	1Q 10	4Q 09	1Q 09	Variance	
				vs 4Q 09	vs 1Q 09
Loans	$ 4,992	$ 5,151	$ 5,633	$ (159)	$ (641)
Core (DDA, MMDA, Savings)	2,397	2,344	2,150	$ 53	$ 247
Public Funds	685	646	560	$ 39	$ 125
CD's	2,695	2,879	3180	$ (184)	$ (485)
Total Deposits (excl Brokered)	**5,777**	**5,869**	**5,890**	**(92)**	**$ (113)**
Loan to Deposit Ratio	**86%**	**88%**	**96%**		
Investment Securities	1,527	1,530	1,719	$ (3)	$ (192)
Percent of Assets	**19%**	**19%**	**21%**		
Commercial & Short-Term Paper	$ 183	$ 245	$ 25	$ (62)	$ 158
Other Interest Bearing Deposits	100	120	6	(20)	120
Excess Fed Reserve	40	71	11	(31)	71
Total Excess Liquidity	**$ 323**	**$ 436**	**$ 42**	**$ (113)**	**$ 349**

Liquidity – Wholesale Borrowings



(in millions)	Unused Capacity	1Q10	4Q09	1Q09	Variance vs 4Q 09	vs 1Q 09
Brokered Deposits	$ 1,248	$ 711	$ 759	$ 727	$ (48)	$ (16)
FHLB	791	114	115	260	(1)	(146)
Fed Funds	100	-	-	58	-	(58)
Other Wholesale	328	102	101	101	1	1
Total	$ 2,467	$ 927	$ 975	$ 1,146	$ (48)	$ (219)
Sub-Debt		$ 96	$ 96	$ 97	$ -	$ (1)
Trust Preferred Securities		54	54	54	-	-
Total Long-Term Debt		$ 150	$ 150	$ 151	$ -	$ (1)

Business Mix – Deposits *(at quarter-end)*



(in millions)

DEPOSITS BY CATEGORY	1Q10	4Q09	3Q09	2Q09	1Q09
Demand & Now	$ 1,489	$ 1,465	$ 1,481	$ 1,523	$ 1,485
MMDA & Savings	908	879	858	744	665
Core Transaction Deposits	**2,397**	**2,344**	**2,339**	**2,267**	**2,150**
Time < $100,000	1,637	1,740	1,848	1,985	1,904
Public Deposits	611	597	557	482	485
Total Core Deposits	**4,645**	**4,681**	**4,744**	**4,734**	**4,539**
Time > $100,000	1,059	1,138	1,187	1,293	1,275
Public Deposits	73	49	50	59	75
Total Customer Deposits	**5,776**	**5,869**	**5,981**	**6,086**	**5,889**
Brokered Deposits	711	759	840	763	727
Total Deposits	**6,487**	**6,628**	**6,821**	**6,849**	**6,616**

Analyst Coverage



FBR Capital

(Market Perform — Nov 19, 2009)

FIG Partners

(Market Perform — Jan 29, 2010)

Keefe, Bruyette & Woods

(Market Perform — Apr 5, 2010)

Macquarie Capital (USA)

(Neutral — Jan 29, 2010)

Raymond James & Associates

(Outperform 2 — Apr 5, 2010)

Sandler O'Neill & Partners

(Hold — Apr 5, 2010)

Soleil (Tenner Investment Research)

(Hold — Apr 13, 2010)

Stephens, Inc.

(Equal Weight — Feb 2, 2010)

Sterne Agee & Leach, Inc.

(Neutral — Apr 15, 2010)

SunTrust Robinson Humphrey

(Buy — Apr 5, 2010)

Southern Community Bank

United Community Banks.

($ in millions)

- Purchased – June 19, 2009
- Nine years old – Enhances presence in southside metro Atlanta markets
- Four banking offices in southside metro Atlanta MSA – Fayetteville, Coweta and Henry counties
- 54 employees (Reduced by 17 after conversion in September 2009)
- $208 in customer deposits, including $53 core deposits
- FDIC assisted transaction: 80% guarantee on $109 loss threshold, 95% above
  - Fully discounted bid with no credit exposure
  - Accounted for credit related items (at FMV) as "covered assets" on balance sheet

	1Q10	4Q09	2Q09
Loans	$ 79	$ 85	$ 110
OREO	32	34	25
FDIC receivable	58	67	95
Total Covered Assets	$ 169	$ 186	$ 230

  - Pre-tax gain on acquisition of $11.4
- Accretive to earnings per share in 2009

Discontinued Operations – *Restated Income Statement*

(in thousands, except per share data)	Revised for Discontinued Operations				
	1Q10	4Q09	3Q09	2Q09	1Q09
Interest revenue:					
Loans, including fees	$ 72,215	$ 78,064	$ 80,874	$ 81,691	$ 81,880
Investment securities, including tax exempt	16,203	17,313	18,820	20,485	20,752
Federal funds sold, commercial paper and deposits in banks	938	1,503	907	98	442
Total interest revenue	89,356	96,880	100,601	102,274	103,074
Interest expense:					
Deposits:					
NOW	1,854	2,315	2,528	2,843	3,337
Money market	1,757	2,328	2,711	2,269	2,237
Savings	84	105	130	121	127
Time	20,198	24,026	28,183	32,064	36,053
Total deposit interest expense	23,893	28,774	33,552	37,297	41,754
Federal funds purchased, repurchase agreements and other short-term borrowings	1,038	1,081	613	595	553
Federal Home Loan Bank advances	977	1,045	1,300	1,203	1,074
Long-term debt	2,662	2,652	2,712	2,760	2,769
Total interest expense	28,570	33,552	38,177	41,855	46,150
Net interest revenue	60,786	63,328	62,424	60,419	56,924
Provision for loan losses	75,000	90,000	95,000	60,000	65,000
Net interest revenue after provision for loan losses	(14,214)	(26,672)	(32,576)	419	(8,076)
Fee revenue:					
Service charges and fees	7,447	8,257	8,138	7,557	7,034
Mortgage loan and other related fees	1,479	1,651	1,832	2,825	2,651
Brokerage fees	567	443	456	497	689
Securities gains (losses), net	61	2,015	1,149	(711)	303
Gain from acquisition	-	-	-	11,390	-
Other	2,112	2,081	1,814	1,137	1,146
Total fee revenue	11,666	14,447	13,389	22,695	11,823
Total revenue	(2,548)	(12,225)	(19,187)	23,114	3,747



(in thousands, except per share data)	Revised for Discontinued Operations				
	1Q10	4Q09	3Q09	2Q09	1Q09
Operating expenses:					
Salaries and employee benefits	24,360	24,061	23,889	26,305	27,313
Communications and equipment	3,273	3,819	3,640	3,571	3,646
Occupancy	3,814	4,003	4,063	3,818	3,769
Advertising and public relations	1,043	958	823	1,125	1,044
Postage, printing and supplies	1,225	1,307	1,270	1,288	1,175
Professional fees	1,943	2,646	2,358	3,195	3,281
Foreclosed preoperty	10,813	14,391	7,918	5,737	4,319
FDIC assessments and other regulatory charges	3,626	3,711	2,801	6,810	2,682
Amortization of intangibles	802	813	813	739	739
Other	3,921	4,417	3,851	1,122	3,820
Goodwill impairment	-	-	25,000	-	70,000
Severance costs	-	-	-	-	2,898
Total operating expenses	54,820	60,126	76,426	53,710	124,686
Loss from continuing operations before income taxes	(57,368)	(72,351)	(95,613)	(30,596)	(120,939)
Income tax benefit	(22,910)	(32,288)	(26,832)	(14,529)	(17,010)
Net loss from continuing operations	(34,458)	(40,063)	(68,781)	(16,067)	(103,929)
(Loss) income from discontinued operations, net of income taxes	(101)	228	63	66	156
Gain from sale of subsidiary, net of income taxes and selling costs	1,266	-	-	-	-
Net loss	(33,293)	(39,835)	(68,718)	(16,001)	(103,773)
Preferred stock dividends and discount accretion	2,572	2,567	2,562	2,559	2,554
Net loss available to common shareholders	$ (35,865)	$ (42,402)	$ (71,280)	$ (18,560)	$ (106,327)
Loss from continuing operations per common share - Basic / Diluted	$ (.39)	$ (.45)	$ (1.43)	$ (.38)	$ (2.20)
Loss per common share - Basic / Diluted	(.38)	(.45)	(1.43)	(.38)	(2.20)
Weighted average common shares outstanding - Basic / Diluted	94,390	94,219	49,771	48,794	48,324



Non-GAAP Reconciliation Tables

United Community Banks.

(in millions, except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	1Q 10	**4Q 09**	**1Q09**
Core fee revenue reconciliation [1]			
Core fee revenue	$ 11.6	$ 11.7	$ 11.5
Securities gains (losses), net	.1	2.0	.3
Gain from sale of low incoming housing tax credits	-	.7	-
Fee Revenue (GAAP)	**$ 11.7**	**$ 14.4**	**$ 11.8**
Core operating expense reconciliation [1]			
Core operating expense	$ 44.0	$ 45.7	$ 47.5
Foreclosed property expense	10.8	14.4	4.3
Goodwill impairment charge	-	-	70.0
Severance costs	-	-	2.9
Operating expense (GAAP)	**$ 54.8**	**$ 60.1**	**$ 124.7**
Diluted loss per common share reconciliation [1]			
Diluted operating loss per common share	$ (.39)	$ (.45)	$ (.72)
Noncash goodwill impairment charge	-	-	(1.45)
Severance costs	-	-	(.03)
Diluted loss per common share (GAAP)	**$ (.39)**	**$ (.45)**	**$ (2.20)**

(1) From continuing operations



Non-GAAP Reconciliation Tables

United Community Banks.

Operating Earnings to GAAP Earnings Reconciliation	4Q09		4Q09		1Q09	
Net interest margin - pre credit reconciliation						
Net interest margin - pre credit	4.15	%	4.04	%	3.53	%
Effect of interest reversals, lost interest, and carry costs of NPAs	(.66)		(.64)		(.45)	
Net interest margin	**3.49**	**%**	**3.40**	**%**	**3.08**	**%**
Tangible common equity and tangible equity to tangible assets reconciliation						
Tangible common equity to tangible assets	7.13	%	7.37	%	6.09	%
Effect of preferred equity	2.26		2.16		2.15	
Tangible equity to tangible assets	**9.39**		**9.53**		**8.24**	
Effect of goodwill and other intangibles	2.51		2.41		3.32	
Equity to assets (GAAP)	**11.90**	**%**	**11.94**	**%**	**11.56**	**%**
Tangible common equity to risk-weighted assets reconciliation						
Tangible common equity to risk-weighted assets	10.03	%	10.39	%	8.03	%
Effect of preferred equity	3.29		3.19		2.96	
Tangible equity to risk weighted assets	13.32		13.58		10.99	
Effect of other comprehensive income	(.85)		(.87)		(1.00)	
Effect of trust preferred	1.00		.97		.89	
Effect of deferred tax asset limitation	(1.75)		(1.27)		-	
Tier I capital ratio (Regulatory)	**11.72**	**%**	**12.41**	**%**	**10.88**	**%**

United Community Banks, Inc.

Investor Presentation

First Quarter 2010

